UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Camden National Corporation

(Name of Subject Company (Issuer))

Camden National Corporation (Issuer)

(Name of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

133034108

(CUSIP Number of Class of Securities)

Robert W. Daigle

President and Chief Executive Officer

Camden National Corporation

Two Elm Street

Camden, Maine 04843

(207) 236-8821

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

William Pratt Mayer, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$28,610,466.00	$3,061.32

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 752,907 shares of the Common Stock of Camden National Corporation at the tender offer price of $38.00 per share.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________	Filing Party:___________
Form or Registration No. ________	Date Filed:____________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with Securities and Exchange Commission on March 24, 2006, and amended and supplemented by Amendment No. 1 on April 7, 2006, Amendment No. 2 on April 24, 2006 and Amendment No. 3 on April 25, 2006 (“Schedule TO”), relating to the issuer tender offer by Camden National Corporation, a Maine corporation (“Camden” or the “Company”), to purchase up to 752,000 common shares, no par value (the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at prices between $36.50 and $40.25 per share, without interest. Camden’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO and which are incorporated herein by reference.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

On May 4, 2006, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

The following Exhibit is added:

(a	)(5)(iv)	Press Release issued by Camden National Corporation, dated May 4, 2006.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated March 24, 2006.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(vi)	Letter to Stockholders, dated March 24, 2006, from Robert W. Daigle, President and Chief Executive Officer of Camden National Corporation*

(a)(1)(vii)	Letter to Participants in Camden National Corporation’s 401(k) Plan*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5) (i)	Press Release issued by Camden National Corporation, dated March 24, 2006.*

(a)(5) (ii)	Press Release issued by Camden National Corporation, dated April 24, 2006.**

(a)(5)(iii)	Press Release issued by Camden National Corporation, dated April 25, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on April 25, 2006).

(a)(5)(iv)	Press Release issued by Camden National Corporation, dated May 4, 2006.

(b)	Not applicable.

(d)(i)	Camden National Bank’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Form S-8 filed with the Commission on August 29, 2001).

(d)(ii)	Amendment No. 1 to the 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Form S-8 filed with the Commission on August 29, 2001).

(d)(iii)	KSB Bancorp Inc.’s 1993 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(d)(iv)	Amendment No. 1 to KSB Bancorp Inc.’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(d)(v)	KSB Bancorp Inc.’s 1998 Long-Term Incentive Stock Benefit Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-K filed with the Commission on March 15, 2004).

(d)(vi)	The Company’s 2003 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Form 10-Q filed with the Commission on May 9, 2003).

(d)(vii)	The Company’s Management Stock Purchase Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).

(d)(viii)	The Company’s form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 10, 2005).

(d)(ix)	The Company’s form of Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).

(d)(x)	The Company’s Long-Term Performance Share Plan (incorporated herein by reference to Exhibit 10.19 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on March 24, 2006.

**	Previously filed with Amendment No. 2 to Schedule TO on April 24, 2006.

*** Previously filed with Amendment No. 3 to Schedule TO on April 24, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2006

CAMDEN NATIONAL CORPORATION

By:	/s/ Sean G. Daly
Name: Sean G. Daly
Title: Chief Financial Officer